

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 5, 2016

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

   RE: MetLife Insurance Company USA:
     MetLife Investors USA Separate Account A
     Prime Options Annuity
     Initial Registration Statement filed on Form N-4
     File Nos. 811-03365 and 333-209411

Dear Mr. Conner:

   The staff reviewed the above-referenced initial registration statements, which the Commission received on February 5, 2016. We have given the registration statement a full review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the courtesy copy of the prospectus and statement of additional information ("SAI") provided to the staff, and Item references are to the item numbers set forth in Form N-4.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

2. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name to be disclosed on the front cover page of the prospectus.

PROSPECTUS

4.   Cover Page

Whenever "AB Global Dynamic Allocation Portfolio" is referenced, please consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio).

5.   Fee Tables and Examples (page 7)

a.   In footnote 5 on page 9, please clarify in the second sentence that the Total Guaranteed Withdrawal Amount may be adjusted for both additional Purchase Payments and withdrawals.

b.   Investment Portfolio Fees and Expenses (page 10)

i.   In the paragraph following the table, please delete the second clause of the first sentence, as MetLife USA is in a position to verify the information received from affiliate funds.

ii.   In the paragraph following the table, please delete the third and fourth sentences as they are not included in the portfolio disclosure, as filed on Form N-1A.

c.   Examples (page 13)

In the introductory paragraph, please change the terms "contract Owner transaction expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

6.   General Requirements for Purchase Payments (page 15)

Please confirm whether the beginning of the second bullet point should read "more than $1 million" or $1 million or more" in light of the fact that other contemporaneously filed registration statements on Form N-4 contain the latter disclosure.

7.   Allocation of Purchase Payments (page 16)

a.   In the paragraph beginning with, "Once we receive your Purchase Payment . . . ," the second to last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose *where* you would "keep" the money during that time.

b.   Please disclose whether the Company may change investment options and if so, how that would impact Owners with respect to any current Account Value or additional Purchase Payments in any removed options.

8.   Investment Allocation Restrictions for Certain Riders (page 16)

Please disclose that the restrictions are intended to reduce the risk of investment losses that could require the Company to use its own assets to pay amounts due under the selected optional rider.

9.   Rebalancing (page 17)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month."

Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February.

Please apply the same to DCA on page 26.

10.   Investment Options (page 20)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY" in the second paragraph. Item 5(d).

11.   Transfers (page 23)

In the second bullet point under the paragraph beginning "For transfers during the Accumulation Phase . . . ." on page 24, please indicate *when* you will provide notice of any such maximum allocation limit.

12.   Automatic Rebalancing Program (page 27)

At the end of the fourth paragraph, please disclose that if an investor has elected the GLWB, the Fixed Account is not available for rebalancing.

13.   Living Benefits (page 38)

    a.   Guaranteed Lifetime Withdrawal Benefit (page 39)

        i.   In the paragraph preceding the Summary of the GLWB on page 40, please identify the specific states where the rider is not available.

        ii.   Please highlight the "Tax Treatment" subsection on page 45. *See e.g.*, corresponding subsection for LWG on page 55.

    b.   Lifetime Withdrawal Guarantee (page 51)

        i.   Please reconcile the last paragraph preceding the "Summary" section on page 51 with the second bullet point under "Death

Benefits" on page 39.

ii.   Please highlight the second sentence of the second paragraph beginning with "The LWG guarantees …" and the first sentence of the fourth paragraph beginning with "The rider will not guarantee …."

iii.   Under "Total Guaranteed Withdrawal Amount" beginning on page 51, please disclose how withdrawal charges impact this value. *See e.g.*, third sentence under "Remaining Guaranteed Withdrawal Amount" beginning on page 52.

iv.   Under "Total Guaranteed Withdrawal Amount" and "Remaining Guaranteed Withdrawal Amount" beginning on pages 51 and 52, respectively, it is unclear how an Excess Withdrawal impacts each of these values. Please revise the highlighted portions of the disclosure under these sections accordingly and include examples.

v.   Please add the fourth sentence under "Remaining Guaranteed Withdrawal Amount" (stating that it will be increased by the Compounding Income Amount) to the "Total Guaranteed Withdrawal Amount" subsection.

vi.   For "Compounding Income Amount" on page 52, rather than disclose the increase amount in the last sentence, consider moving it to the beginning of the paragraph for clarity.

vii.   For Automatic Annual Step-Up" on page 52, please delete the paragraph following the bullet points on page 53 and disclose the maximum rider charge in the third bullet point.

viii.   Please expand the highlighted disclosure under "Annual Benefit Payment" on page 53 to include risk disclosure about how one can lose the guaranteed income for life. *See e.g.*, the first bullet point following the first paragraph under "Annual Benefit Payment."

ix.   Please highlight the last paragraph preceding "Withdrawal Charge" on page 55. *See e.g.*, last highlighted paragraph on page 44.

x.   Under "Lifetime Withdrawal Guarantee and Decedent Contracts" on page 56, please disclose whether the rider may be elected when the nontaxable transfer of death benefit proceeds is from any non-qualified annuity contract.

          xi.   Please confirm whether item (3) under "Termination of the Lifetime Withdrawal Guarantee Rider" on page 56 is appropriate given that, under the circumstances discussed, the Owner still receives the benefit of the rider.

                In other words, it may be more accurate to state that all other operations of the rider terminate, *e.g.*, Automatic Annual Step-Up.

          xii.   If applicable, please incorporate the second paragraph under "Managing Your Withdrawals" (for the GLWB) on page 43 and "Excess Withdrawals" preceding "B. Rollup Rate" on page C-2 of Appendix C into "Managing Your Withdrawals" (for the LWG) on page 54 and "Appendix E," respectively.

14. Death benefit (page 58)

In the first paragraph under "Upon Your Death," please clarify whether the Annual Step-Up may be elected along with the GLWB Death Benefit and also summarize what death benefits are available with the LWG.

15. Federal Income Tax Status (page 62)

Please confirm the section is current and accurate.

16. Distributor (page 73)

Please explain *how* MetLife Investors Distribution Company is affiliated. Item 10(d).

17. Appendices

a. For Appendix A, please make sure all cross-references to Appendix A have been appropriately revised, *e.g.,* first paragraph under "Met Investors Series Trust" and "Metropolitan Series Fund" on page 22 and corresponding summaries of other fund families

b. Please confirm and explain supplementally to the staff the relevance of Appendix B.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

18. Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

19.   Selling Firms (page 4)

Please confirm the list of selling firms and update as necessary.

20.   Additional Federal Tax Considerations (page 8)

Please confirm that the disclosure is current and accurate.

PART C

21.   Exhibits

a.   With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

b.   Please replace "form of" exhibits with actual copies of the agreements as executed when they are available.

22.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

23.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office